Exhibit 15.2

CONSOLIDATED FINANCIAL STATEMENTS OF OOG TKP FPSO GmbH & Co KG

INDEPENDENT AUDITORS’ REPORT

OOG TKP FPSO GmbH & Co KG:

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of OOG TKP FPSO GmbH & Co KG and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of income, partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of OOG TKP FPSO GmbH & Co KG and subsidiaries as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2017 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chartered Professional Accountants
Vancouver, Canada
March 21, 2018

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. Dollars)

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
	$	$	$
Revenues	82,656	80,481	82,871

Vessel operating expenses (note 9b)	(20,430)	(15,765)	(20,851)
Depreciation (note 4)	(15,922)	(15,793)	(15,872)
Loss on sale of asset	-	-	(579)
Asset impairment (note 4)	-	(1,351)	(2,780)
Income from operations	46,304	47,572	42,789

Interest expense	(7,374)	(7,446)	(7,165)
Realized and unrealized losses on derivative instruments (note 7)	(135)	(805)	(3785)
Other income (expense)	111	16	(574)
Net income and comprehensive income	38,906	39,337	31,265

See accompanying notes to the consolidated financial statements.

Related party transactions (note 9)

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at December 31,	As at December 31,
	2017 $	2016 $

ASSETS
Current assets
Cash and cash equivalents	17,840	17,028
Accounts receivable, including non-trade of $1,170 (2016 - $3,097)	8,742	10,700
Due from related parties (note 9a)	-	155
Other current assets	61	524
Total current assets	26,643	28,407

Long-term assets
Vessel and equipment (note 4)	311,844	327,764
Other non-current assets	4,362	5,387
Total assets	342,849	361,558

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities
Accounts payable	2,978	2,689
Accrued liabilities (note 5)	2,033	2,345
Due to related parties (note 9a)	825	529
Deferred revenue – current	4,099	4,183
Current portion of long-term debt (note 6)	30,014	28,554
Current portion of derivative liabilities (note 7)	864	1,600
Total current liabilities	40,813	39,900

Long-term liabilities
Long-term debt (note 6)	137,164	167,179
Deferred revenue – long-term	12,640	16,739
Derivative liabilities (note 7)	664	1,896
Other long-term liabilities	70	52
Total liabilities	191,351	225,766
Commitments and contingencies (notes 6, 7 and 9b)
Partners’ equity (note 8)
Capital contributions	103,357	103,357
Retained earnings	48,141	32,435
Total partners’ equity	151,498	135,792
Total liabilities and partners’ equity	342,849	361,558

See accompanying notes to the consolidated financial statements.

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $

OPERATING ACTIVITIES
Net income	38,906	39,337	31,265
Non-cash items:
Depreciation	15,922	15,793	15,872
Unrealized gains on derivative instruments (note 7)	(1,968)	(2,742)	(1,316)
Amortization of debt issuance costs	695	794	876
Asset impairment	-	1,351	2,780
Loss on sale of asset	-	-	579
Change in operating assets and liabilities:
Accounts receivable	1,958	(1,507)	1,788
Due from/to related parties	451	(13)	(2,356)
Other current and non-current assets	1,488	608	1,018
Accounts payable	289	1,110	(406)
Accrued liabilities	(312)	(448)	(1,424)
Deferred revenue	(4,183)	(4,861)	(5,256)
Other long-term liabilities	18	52	-
Net operating cash flow	53,264	49,474	43,420

FINANCING ACTIVITIES
Scheduled repayments of long-term debt	(29,250)	(27,750)	(26,400)
Repayment of loan from related party	-	-	(12,781)
Distributions to limited partners (note 8)	(23,200)	(14,412)	(15,686)
Net financing cash flow	(52,450)	(42,162)	(54,867)

INVESTING ACTIVITIES
Expenditures for vessel and equipment	(2)	(4,890)	(2,209)
Proceeds from sale of equipment	-	-	985
Net investing cash flow	(2)	(4,890)	(1,224)

Increase (decrease) in cash and cash equivalents	812	2,422	(12,671)
Cash and cash equivalents, beginning of the period	17,028	14,606	27,277
Cash and cash equivalents, end of the period	17,840	17,028	14,606

Supplemental cash flow information (note 10)

See accompanying notes to the consolidated financial statements.

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY
(in thousands of U.S. Dollars)

	Capital Contributions $	Retained Earnings (Deficit) $	Total Limited Partners’ Equity $
Balance as at December 31, 2014	103,357	(8,069)	95,288
Net income and comprehensive income	-	31,265	31,265
Distributions (note 8)	-	(15,686)	(15,686)
Balance as at December 31, 2015	103,357	7,510	110,867
Net income and comprehensive income	-	39,337	39,337
Distributions (note 8)	-	(14,412)	(14,412)
Balance as at December 31, 2016	103,357	32,435	135,792
Net income and comprehensive income	-	38,906	38,906
Distributions (note 8)	-	(23,200)	(23,200)
Balance as at December 31, 2017	103,357	48,141	151,498

See accompanying notes to the consolidated financial statements.

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of USD, unless indicated otherwise)

1. Basis of Presentation and Significant Accounting Policies

The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or US GAAP). These consolidated financial statements include the accounts of OOG TKP FPSO GmbH & Co KG, which is a partnership formed under the laws of Austria, and its wholly-owned subsidiaries (collectively, the Partnership). The following is a list of the subsidiaries of OOG TKP FPSO GmbH & Co KG:
Proportion of
Jurisdiction of    Ownership
Name of Subsidiaries    Incorporation    Interest

OOG-TKP Producao de Petroleo Ltda.    Brazil         100%
OOG-TKP Operator Holdings Ltd.    Cayman Islands    100%

The Partnership’s operations comprise of the ownership, day-to-day operation and charter of the floating, production, storage and offloading FPSO unit Cidade de Itajai (or the FPSO Unit) to Petrobras Brasileiro S.A. for a period of nine years, renewable for up to another six years at the option of the charterer. The FPSO unit commenced operations on February 8, 2013. Petrobras Brasileiro S.A. is the sole customer of the Partnership accounting for 100% of the revenue.

OOG TKP FPSO GmbH & Co KG is owned 50% by Tiro Sidon UK LLP, a wholly-owned subsidiary of Teekay Offshore Partners L.P., and 50% by OOG Tiro & Sidon GmbH. Teekay Offshore Partners L.P. purchased its 50% interest in the Partnership on June 10, 2013.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign currency

The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Partnership is U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year end exchange rates. Resulting gains and losses are reflected separately in the consolidated statements of income in other (expense) income.

Operating revenues and expenses

The Partnership recognizes revenues from FPSO contracts accounted for as operating leases on a straight-line basis daily over the term of the charter as the applicable vessel operates under the charter. Lump sum amounts received by the Partnership from a charterer to compensate the Partnership for modifications done to the FPSO Unit specifically requested by the charterer are deferred and amortized to revenue on a straight-line basis over the remaining term of the charterer. Unamortized deferred revenue is presented as deferred revenue in the consolidated balance sheets. Receipt of incentive-based revenue is dependent upon its operating performance and such revenue is recognized when earned by fulfillment of the applicable performance criteria. Contingent revenue from inflation indexation is recognized as revenue upon resolution of the contingency. The Partnership does not recognize revenue during days that the vessel is off hire unless the contract provides for compensation while off hire. Revenue is presented net of taxes, which consisted of $1.7 million during 2017, $1.6 million during 2016, and $1.5 million during 2015.

Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Vessel operating expenses are recognized when incurred. The cost to import the FPSO Unit to Brazil is deferred and amortized to vessel operating expenses on a straight-line basis over the nine-year term of the contract. The unamortized deferred cost is presented in other non-current assets on the consolidated balance sheets.

Cash and cash equivalents

The Partnership classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Partnership’s best estimate of the amount of probable credit losses in existing accounts receivable. The Partnership determines the allowance based on historical write-off experience and customer economic data. The Partnership reviews the allowance for

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of USD, unless indicated otherwise)

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of USD, unless indicated otherwise)

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of USD, unless indicated otherwise)

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of USD, unless indicated otherwise)

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of USD, unless indicated otherwise)

OOG TKP FPSO GmbH & CO KG AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(in thousands of USD, unless indicated otherwise)

doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Partnership believes that the receivable will not be recovered.

Vessel and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Partnership to the standard required to properly service the Partnership's customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. With the exemption of the anchors and mooring lines, which are depreciated using an estimated life of 18 years, depreciation is calculated using an estimated useful life of 25 years for the FPSO Unit, from the date the vessel is delivered from the shipyard.

Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel which are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs and maintenance are expensed as incurred.

Vessels and equipment are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values.

Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, relating to bank loan facilities are deferred and presented as a reduction to long-term debt. Debt issuance costs are amortized using the effective interest rate method over the term of the relevant loan. Amortization of deferred debt issuance costs is included in interest expense in the consolidated statements of income.

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and also qualifies for hedge accounting. The Partnership does not apply hedge accounting to its derivative instruments.

For derivative financial instruments that are not designated or that do not qualify as accounting hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Partnership’s non-designated interest rate swaps are recorded in realized and unrealized (losses) gains on derivative instruments in the consolidated statements of income.

2.    Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for the Partnership January 1, 2018 and the Partnership is completing its assessment, however, expects that there will be no material impact as a result of adopting this new guidance.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Partnership will early adopt ASU 2016-02 effective January 1, 2018 and the Partnership is completing its assessment, however, expects that there will be no material impact as a result of adopting this new guidance.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Partnership January 1, 2020, with a modified-retrospective approach. The Partnership is currently evaluating the effect of adopting this new guidance.

In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity method investees in the statement of cash flows. This update is effective for the Partnership January 1, 2018, with a retrospective approach. The Partnership is currently evaluating the effect of adopting this new guidance.

In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash (or ASU 2016-18). ASU 2016-18 requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities will also be required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. ASU 2016-18 is effective for the Partnership January 1, 2018. Adoption of ASU 2016-18 will result in the Partnership’s statements of cash flows being modified to include changes in restricted cash in addition to changes in cash and cash equivalents.

In August 2017, the FASB issued Accounting Standards Update 2017-12, Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities (or ASU 2017-12). ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires, for qualifying hedges, the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. The guidance also modifies the accounting for components excluded from the assessment of hedge effectiveness, eases documentation and assessment requirements and modifies certain disclosure requirements. ASU 2017-12 will be effective for the Partnership January 1, 2019. The Partnership is currently evaluating the effect of adopting this new guidance.

3. Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents - The fair value of the Partnership’s cash and cash equivalents approximate their carrying amounts reported in the accompanying consolidated balance sheets.

Accounts receivable – The fair value of the Partnership’s accounts receivable approximate their carrying amounts reported in the accompanying consolidated balances sheets.

Long-term debt – The fair values of the Partnership’s variable-rate long-term debt are estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Derivative instruments – The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both the Partnership and the derivative counterparties. The estimated amount is the present value of future cash flows. The Partnership transacts all of its derivative instruments through investment-grade rated financial institutions at the time of the transaction and requires no collateral from these institutions. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability could vary by a material amount in the near term.

The Partnership categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis:

		December 31, 2017		December 31, 2016
	Fair Value	Carrying	Fair	Carrying	Fair
	Hierarchy	Amount	Value	Amount	Value
	Level	Asset (Liability)	Asset (Liability)	Asset (Liability)	Asset (Liability)
		$	$	$	$
Recurring:
Cash and cash equivalents	Level 1	17,840	17,840	17,028	17,028
Derivative instruments (note 7)
Interest rate swap agreements	Level 2	(1,965)	(1,965)	(4,125)	(4,125)

Other:
Long-term debt (note 6)	Level 2	(167,178)	(168,365)	(195,733)	(197,060)

4. Vessel and Equipment

	Cost	Accumulated Depreciation	Net Book Value
	$	$	$
Balance, December 31, 2015	383,696	(43,678)	340,018
Additions	4,890	-	4,890
Impairment (1)	(1,572)	221	(1,351)
Depreciation	-	(15,793)	(15,793)
Balance, December 31, 2016	387,014	(59,250)	327,764
Additions	2	-	2
Depreciation	-	(15,922)	(15,922)
Balance, December 31, 2017	387,016	(75,172)	311,844

(1)	During 2016 the Company wrote-off a damaged turbine.

5. Accrued Liabilities

	December 31, 2017	December 31, 2016
	$	$
Interest	1,596	1,716
Interest rate swaps (see note 7)	437	629
	2,033	2,345

6. Long-Term Debt

	December 31, 2017	December 31, 2016
	$	$
U.S. Dollar denominated debt due through October 2021	168,750	198,000
Less debt issuance costs	(1,572)	(2,267)
Total debt	167,178	195,733
Less current portion	30,014	28,554
Long-term portion	137,164	167,179

As at December 31, 2017, the Partnership had one loan facility, which reduces over time with semi-annual payments and matures in October 2021. As of December 31, 2017, the remaining semi-annual payments range from $15.0 million to $17.6 million and there is a $54.0 million bullet amount owing upon maturity of the facility in October 2021. This loan is collateralized by a first-priority mortgage on the FPSO Unit, together with other related security.

Interest payments on the loan facility are based on LIBOR plus a margin. At December 31, 2017 and 2016, the margin was 2.15% (December 31, 2016 – 2.15%). The margin increases to 2.45% on the fifth anniversary of the commencement of the existing charter contract, which occurs in 2018. The effective interest rate on the Partnership’s loan facility as at December 31, 2017 was 3.65% (2.7% - December 31, 2016). This rate does not include the effect of the Partnership’s interest rate swaps (see note 7).

The aggregate annual long-term debt principal repayments required to be made subsequent to December 31, 2017 are $30.6 million (2018), $32.3 million (2019), $34.4 million (2020) and $71.6 million (2021).

If the Partnership is unable to repay debt under this loan facility, the lenders could seek to foreclose on this asset. The Partnership’s loan facility requires the Partnership maintain debt service coverage ratio for each of the two prior six-month periods of greater than 1.1 to 1.0. As at December 31, 2017, the Partnership was in compliance with all covenants of this loan facility.

As of December 31, 2014, the Partnership maintained $12.8 million of cash balances in bank accounts required for the payment of future operating expenses and debt repayments. Such amounts were placed in such bank accounts pursuant to an accounts agreement with the lenders of the loan facility. During July 2015, letters of credit were obtained in lieu of keeping such cash balances and the restriction on the use of the funds was removed.

7.	Derivative Instruments

The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies. The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR denominated borrowings. As at December 31, 2017, the Partnership was committed to the following interest rate swap agreements:

Fair Value /
			Carrying	Weighted-
			Amount of	Average	Fixed
	Interest	Notional	Assets	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%) (1)
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	150,758	(1,965)	3.6	2.63

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at December 31, 2017 was 2.15%.

(2)	Notional amount reduces semi-annually in amounts ranging from $13.4 million to $15.7 million.

Tabular disclosure

The following table presents the location and fair value amounts of the Partnership’s interest rate swaps on the Partnership’s balance sheets.

		Current Portion of
	Accrued	Derivative	Derivative
	Liabilities	Liabilities	Liabilities	Total
	$	$	$	$
December 31, 2017	437	864	664	1,965
December 31, 2016	629	1,600	1,896	4,125

Realized and unrealized (losses) gains of interest rate swaps that are not designated for accounting purposes as cash flow hedges, are recognized in earnings and reported in realized and unrealized (losses) gains on derivative instruments in the consolidated statements of income. The net effect of the (losses) gains on these interest rate swap agreements on the consolidated statements of income for the periods presented below are as follows:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
	$	$	$
Realized losses	(2,103)	(3,547)	(5,101)
Unrealized gains	1,968	2,742	1,316
Total realized and unrealized (losses) gains on derivative instruments	(135)	(805)	(3,785)

The Partnership is exposed to credit loss in the event of non-performance by the six counterparties of the interest rate swaps, all of which are financial institutions. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

8. Partners Equity

OOG TKP FPSO GmgH & Co KG, a limited partnership, was formed in June 2011. Tiro Sidon UK LLP and OOG Tiro & Sidon GmbH are the Partnership’s Limited Partners, with each having a 50% share of the limited partner interests. The Partnership’s General Partner is OOG-TKP FPSO GmbH. The Partnership’s Limited Partners also have a 50% interest in the General Partner. Tiro Sidon UK LLP is a wholly-owned subsidiary of Teekay Offshore Partners L.P. Teekay Corporation (or Teekay) is the ultimate parent company of both Teekay Offshore Partners L.P. and Tiro Sidon UK LLP. Ocyan S.A. (or Ocyan) (formerly Odebrecht Oil & Gas S.A.) is the ultimate parent company of OOG Tiro & Sidon GmbH.

The partnership interest of each Limited Partner is equal to the proportion of each Limited Partner’s capital contributions. The General Partner neither participates in the profits nor losses or assets of the Partnership. However, the General Partner receives an amount equal to 10% of its registered share capital as compensation for managing and representing the Partnership. The Limited Partners are expressly excluded from managing or representing the Partnership.

The registered capital of the Partnership is two thousand euros. During October 2015, the Partnership declared and paid a distribution of $15.7 million to the Partnership’s Limited Partners. During April and October 2016, the Partnership declared and paid distributions of $7.0 million and $7.4 million, respectively, to the Partnership’s Limited Partners. During April, May and October 2017, the Partnership declared and paid distributions of $11.0 million, $3.0 million and $9.2 million, respectively, to the Partnership’s Limited Partners.

9. Related Party Transactions

a.	The amounts due to and from related parties are non-interest bearing, unsecured and have no fixed repayment terms. Balances with related parties are as follows:

	December 31, 2017		December 31, 2016
	Assets	Liabilities	Assets	Liabilities
	$	$	$	$
OOG-TKP Oil Services Ltd. (1)	-	548	155	295
Odebrecht Oleo E Gas S.A.	-	265	-	145
Teekay Petrojarl Producao Petrolifera Do Brasil Ltda. (2)	-	12	-	11
OOG-TKP FPSO GmbH	-	-	-	78
	-	825	155	529

(1)	A jointly owned company of wholly-owned subsidiaries of Teekay Offshore Partners L.P. and Odebrecht Oleo E Gas S.A.

(2)	A wholly-owned subsidiary of Teekay Offshore Partners L.P.

b.
The Partnership has entered into a vessel maintenance agreement, services agreement, partnership agreement and secondment agreements with subsidiaries of Teekay and OOG, or entities jointly controlled by Teekay and OOG. Pursuant to such agreements, these entities incur certain costs to operate the FPSO Unit and manage the business of the Partnership and charge such costs to the Partnership either at a fixed fee or at cost plus a reasonable markup. These services are measured at the exchange adjustment amount between the parties. For the periods indicated, these amounts were as follows:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year ended December 31, 2015
	$	$	$
Vessel operating expenses - OOG-TKP Oil Services Ltd.	2,154	1,807	2,488
Vessel operating expenses - Odebrecht Oleo E Gas S.A.	-	1,261	1,208
Vessel operating expenses - Teekay Petrojarl Producao Petrolifera Do Brasil Ltda.	-	166	143
Vessel operating expenses - OOG-TKP FPSO GmbH	-	78	75

10. Supplemental Cash Flow Information

Cash paid for interest on long-term debt during the years ended December 31, 2017, 2016 and 2015 totaled $6.8 million, $6.4 million, and $6.3 million, respectively.

Income taxes paid during the years ended December 31, 2017, 2016 and 2015 totaled $2.2 million, $1.8 million and $1.8 million, respectively.

11. Operating Lease

As at December 31, 2017, the minimum scheduled future amounts in the next five years to be received by the Partnership for the lease and non-lease elements under the existing charter for the FPSO Unit is approximately $81.4 million (2018), $80.8 million (2019), $83.9 million (2020), $82.4 million (2021) and $10.6 million (2022).

Minimum scheduled future revenues do not include revenue generated from revenue from unexercised option periods of contracts that existed on December 31, 2017, or variable or contingent revenues. Therefore, the minimum scheduled future amounts should not be construed to reflect total charter hire revenues for any of the years. In addition, the minimum scheduled future amounts to be received do not reflect estimated off-hire time. Actual off-hire time may vary given unscheduled future events such as vessel maintenance. Furthermore, the non-lease element of the existing charter is denominated in Brazilian Real. As such, actual amounts received measured in US dollars will depend upon the prevailing currency exchange rate between the Brazilian Real and the US dollar.

12. Subsequent events

The Partnership evaluated events and transactions occurring after the balance sheet date and through the day the financial statements were available to be issued which was March 21, 2018.